Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands, except ratios)

Because Spirit Realty Capital, Inc., directly or indirectly through wholly-owned subsidiaries, owns 100% interest in Spirit Realty, L.P., the ratios of earnings to combined fixed charges are the same for Spirit Realty Capital, Inc. and Spirit Realty, L.P.

	Twelve Months Ended December 31,
	2017	2016	2015	2014		2013

Pre-tax income (loss) from continuing operations	$12,436	$46,046	$24,704	$(50,186)		$(32,059)
Add: Fixed charges	190,127	196,586	222,901	220,070		179,267
Pre-tax earnings from continuing operations before fixed charges	$202,563	$242,632	$247,605	$169,884		$147,208

Fixed charges:
Interest expense	$166,659	$181,206	$212,534	$214,895		$161,415
Amortization of deferred financing costs	9,896	9,070	7,937	5,899		13,188
Amortization of discount relating to indebtedness	14,638	15,104	17,823	17,752		13,234
Amortization of premium relating to indebtedness	(1,066)	(8,887)	(15,501)	(18,601)		(8,581)
Amortization related to interest rate swaps	—	93	108	125		11
Fixed charges	$190,127	$196,586	$222,901	$220,070		$179,267

Ratio of earnings from continuing operations to fixed charges	1.07x	1.23x	1.11x	—	(1)	—	(1)

Fixed charges	$190,127	$196,586	$222,901	$220,070		$179,267
Preferred dividends	2,530	—	—	—		—
Combined fixed charges and preferred dividends	$192,657	$196,586	$222,901	$220,070		$179,267

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.05x	1.23x	1.11x	—	(2)	—	(2)

Surplus (Deficiency) Combined Fixed Charges and Preferred Dividends	$9,906	$46,046	$24,704	$(50,186)		$(32,059)

Interest expense	166,659	181,299	212,642	215,020		161,426
(1) The ratio of earnings from continuing operations to fixed charges was less than 1.00 as a result of losses from continuing operations.
(2) The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00 as a result of losses from continuing operations.